United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒	Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐	No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐	No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Vale on its Executive Director of Ferrous and Coal

Rio de Janeiro, May 27th, 2019 - Vale S.A. (Vale) informs that Marcello Spinelli was appointed as Executive Director of Ferrous and Coal by its Board of Directors.

Marcello Spinelli is a senior executive with solid experience in integrated logistics operations and has served since 2010 as CEO at VLI Logística, a leading rail and maritime port logistics operator in Brazil, where he led the company through a cycle of robust investment in operational efficiency and growth.

Marcello Spinelli has 8 years of experience at Vale, from 2002 to 2010, with leadership positions in general cargo commercial area, operations of the Tubarão port and the development of the spin-off company that became VLI Logística. Previously he also worked at Submarino and Ambev.

Marcello Spinelli has a bachelor’s degree in production engineering from the University of São Paulo (USP), as well as several extension courses in Brazil and abroad on business, operations, management and infrastructure.

The choice of Marcello Spinelli, an executive with successful history in the development of businesses through focus on operational efficiency, team engagement and proximity to communities and stakeholders, is aligned with Vale’s new strategic pillars of safety and operational excellence and its new pact with society.

Vale would like to express its appreciation to Claudio de Oliveira Alves for his leadership during almost three months as interim Executive Director of Ferrous and Coal in this challenging period of its history. Claudio is currently evaluating other opportunities in Vale.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Samir Bassil: samir.bassil@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Clarissa Couri: clarissa.couri@vale.com

Julio Molina: julio.molina@vale.com

Luiza Caetano: luiza.caetano@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: May 27, 2019		Director of Investor Relations